Fifteenth Bank Loan Certificate of Notification
                             (First Quarter - 2000)

                                    Filed by

                       SAVANNAH ELECTRIC AND POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8799.

                              - - - - - - - - - - -

Savannah Electric and Power Company (SAVANNAH) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter at the end of the first quarter of 2000, SAVANNAH had:

Short-term and/or term loan notes outstanding - $33,900,000;

Commercial paper to dealers outstanding - $0; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:       June 9, 2000                SAVANNAH ELECTRIC AND POWER COMPANY



                                         By:  /s/Wayne Boston
                                                Wayne Boston

                                             Assistant Secretary